UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Victory Energy Corporation

Full Name of Registrant

Former Name if Applicable

3355 Bee Caves Road, Suite 608

Address of Principal Executive Office (Street and Number)

Austin, Texas 78746

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”), cannot be filed within the prescribed time. As previously reported in the Company’s Current Report on Form 8-K dated March 26, 2013, the Company is assessing the amount of non-controlling interest that should be separately stated on the face of the Company’s financial statements and will restate its consolidated financial statements for the impacted periods in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Company estimates that its total consolidated assets, liabilities, and shareholders’ equity will not change; however the non-controlling interest in Aurora will be separately identified in the shareholders’ equity section of the financial statements. As a result of this restatement, the Company estimates that its net loss per share will improve by the effect of the non-controlling interest in the loss of Aurora.

Due to the time and effort required on the part of the Company and its management to restate its consolidated financial statements, including the time required to obtain and to compile the business and financial data necessary to complete the restatement, the Company is unable to complete and file the Annual Report by the prescribed date without unreasonable effort or expense. The Company fully expects to file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

The Company has determined, based on the conclusion reached by the Audit Committee of the Company’s Board of Directors that the financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports for each of the quarters ended March 31, 2012, June 30, 2012 and September 31, 2012 (collectively, the “Affected Reports”) should no longer be relied upon. As a result of this determination, the Company will restate its consolidated financial statements for the impacted periods in the Annual Report.

The Company expects to label the 2011 financial information in the Form 10-K “As Restated” and expects to provide explanatory footnote disclosure. The Company expects to also provide quarterly financial information for 2011 and 2012, reconciling the restated quarterly consolidated balance sheets and statements of operations to those included in the Affected Reports. The Audit Committee of the Company’s Board of Directors discussed the matters described in this Report with the Company’s independent accountants.

Victory Energy Corporation owns all of its properties and conducts all of its operations through Aurora Energy Partners (“ Aurora ”), a general partnership. The Company owns a 50% interest in Aurora and is the managing partner of Aurora. The remaining 50% interest in Aurora is owned by The Navitus Energy Group, a general partnership (“ Navitus ”). As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 (collectively, the “ Affected Reports ”), the financial statements presented in the Affected Reports included the accounts of both Victory and Navitus on a consolidated basis. Although this consolidated presentation was disclosed in the footnotes to the financial statements in the Affected Reports (as was the 50% non-controlling interest of Navitus in Aurora), the amount non-controlling interest of Navitus in Aurora was not presented on the face of the financial statements.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth Hill	(512)	347-7300
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the restatement process has resulted in delays in obtaining and compiling the business and financial data necessary to complete the restatement and prepare the Company’s financial statements for the impacted periods. As a result, the Company has not yet finalized the results of operations for the impacted periods and is currently unable to provide a quantitative explanation of the anticipated change in its results of operations.

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Victory Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2013	By:	/s/ Kenneth Hill
Chief Executive Officer

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